OSI ETF Trust 485BPOS

EX-99.m.i.a

Schedule I to the Distribution and Service Plan

as amended and restated November 17, 2020

Fund	Fee Rate (per annum of the average daily net assets of the Fund)
O'Shares U.S. Small-Cap Quality Dividend ETF	0.25%
O'Shares U.S. Quality Dividend ETF	0.25%
O'Shares Global Internet Giants ETF	0.25%
O'Shares Europe Quality Dividend ETF	0.25%
O'Shares U.S. Large Cap Quality Growth ETF	0.25%
O'Shares U.S. Small Cap Quality Growth ETF	0.25%